

Mail Stop 4628

November 7, 2017

Mr. Chukwuemeka A. Oyolu
Vice President and Controller
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

      Re: Phillips 66
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 17, 2017
              File No. 001-35349

Dear Mr. Oyolu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Brad Skinner

                           Brad Skinner
                           Senior Assistant Chief Accountant
                           Office of Natural Resources